HALE AND DORR LLP
COUNSELORS AT LAW

www.haledorr.com
60 STATE STREET • BOSTON, MA 02109
617-526-6000 • FAX 617-526-5000

WENDELL C. TAYLOR

617-526-6335
wendell.taylor@haledorr.com


03029628

August 28, 2003


RECD S.E.C.
AUG 2 8 2003
1086

By Hand

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: BETA Systems Software Aktiengesellschaft
Submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
(Rule 12g3-2(b) File No. 82-4631)

SUPPL

Ladies and Gentlemen:

Enclosed for filing on behalf of Beta Systems Software AG (the "Company"), pursuant to Rule 12g3-2(b)(1)(i), File No. 82-4631, is one copy of the Company's Report for the Second Quarter and the First Six Months ended June 30, 2003.

If you have any questions regarding this submission or require additional information, please feel free to contact me at (617) 526-6335.

Please acknowledge receipt and filing of the enclosed materials by stamping the enclosed copy of this letter and returning it to the person making this filing.

PROCESSED
SEP 04 2003
THOMSON
FINANCIAL

Very truly yours,

Wendell C. Taylor

WCT:bas
Enclosures

_betasystems

QUARTERLY REPORT

BETA SYSTEMS SOFTWARE AG ANNOUNCES RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF 2003

Berlin, August 7, 2003 – Beta Systems Software AG (Deutsche Boerse Prime Standard: BSS) today announced a return to profitability and significant growth in revenue for the second quarter ended June 30, 2003.

Operating Highlights

- Successful integration of Systor Security Solutions GmbH
- Restructuring efforts of Storage Management business unit contribute to lower costs

Financial Highlights Second Quarter 2003

- Revenues increased by 26.0% to Euro 12.8 million (Q2 2002: Euro 10.2 million)
- Operating income amounts to Euro 0.5 million (Q2 2002: operating loss of Euro 1.8 million)
- Earnings before taxes of Euro 0.6 million (Q2 2002: loss before taxes of Euro 1.1 million)
- Net income of Euro 0.2 million or Euro 0.05 per share (Q2 2002: net loss of Euro 0.5 million or Euro 0.12 per share)

Financial Highlights First Half 2003

- Revenues increased by 4.2% to Euro 22.1 million (HY 2002: Euro 21.2 million)
- Operating loss of Euro 1.1 million (HY 2002: operating loss of Euro 1.6 million)
- Loss before taxes of Euro 0.6 million (HY 2002: loss before taxes of Euro 0.4 million)
- Weak first quarter in 2003 partially offset: net loss of Euro 0.3 million or Euro 0.09 per share (HY 2002: net loss of Euro 0.2 million or Euro 0.04 per share)
- Positive cash flow amounting to approx. Euro 2.9 million in the first half of 2003 and cash position of Euro 18.4 million

Management Comments

Commenting on the results, Karl-Joachim Veigel, CEO of Beta Systems, stated: "We are still experiencing relatively cautious capital expenditure within the IT sector. A number of substantial orders towards the end of the second quarter enabled us to counterbalance the sluggish first-quarter performance of 2003 to a certain extent, both in terms of revenues and earnings. However, it should be noted that a number of key customer projects, particularly in the area of Document Management, have been postponed to the second half of 2003."

Mr. Veigel added, "Our incisive restructuring measures implemented in North America over the course of the previous fiscal year, complemented by our general cost reduction program and prudent management of expenditure, have had a positive effect on the company's bottom-line results. At the same time, we successfully completed the integration of the operations of Systor Security Solution GmbH (SSSG), which was acquired at the beginning of 2003. Furthermore, the new SAM product line contributed significantly to our formidable revenue growth in the area of Data Center Management."

Mr. Veigel concluded: "Due to the importance of large projects to our business as a whole in terms of revenues and the difficulties associated with forecasting incoming orders within this market environment, we expect to see a certain degree of fluctuation in our quarterly results over the course of the second half of 2003. Based on our current performance, however, we remain confident that we will be able to meet our targets for the full fiscal year."

Integration of Systor Security Solutions GmbH (SSSG) operations

- Beta Systems secures key project for the deployment of Security Administration Manager (SAM) Jupiter at one of Switzerland's major financial groups
- Beta Systems Software of North America concludes first SAM Jupiter agreement in the US with the Federal Deposit Insurance Corporation (FDIC)
- New SAM product line generates Euro 3.7 million, thus contributing to substantial revenue growth in the first six months of fiscal 2003

In the first six months under review, Beta Systems and a major Swiss-based financial group concluded an agreement covering the deployment of SAM Jupiter, a new identity and access management solution for enhanced security provisioning. SAM Jupiter is designed to improve efficiency in terms of software administration, combined with superior security. In addition to the license supplied in March and a five-year maintenance contract, the agreement includes the provision of services relating to specialist consulting, systems design, implementation, and customization of security management solutions over the course of 2003.

In the US, the Company succeeded in negotiating the first SAM Jupiter agreement with the Federal Deposit Insurance Corporation (FDIC), in close cooperation with Maximus Inc, a leading provider of consulting, program management and IT services to the US Federal government. As part of an outsourcing agreement, the FDIC – in association with Maximus – will use SAM Jupiter as the basis of its security management. Beta Systems is confident that the approach of pooling SAM sales efforts with existing Beta Systems distribution activities will bolster the Company's presence in North America, despite the current economic malaise in the software sector there.

The new SAM product portfolio generated revenues of Euro 3.7 million in the first half of fiscal 2003. This figure includes license revenues amounting to Euro 2.1 million. Overall, during the first half of 2003 operating expenses within this area were covered by the above-mentioned sales.



The SSSG assets acquired also included a 100% shareholding in Systor Security Solutions Inc. (SSSI). As of June 30, 2003, the process of valuing this new subsidiary for accounting purposes was yet to be completed due to ongoing insolvency proceedings. Therefore, SSSI has not been included in the scope of consolidation of the Beta Systems Group. Accordingly, the results attributable to this subsidiary are not included in the consolidated figures for the second quarter or the first half of fiscal 2003.

General Business and Revenue Performance

The Company's revenues are generated through software licenses, maintenance agreements, and services. Beta Systems received a number of major orders from customers in Germany, the rest of Europe, and the United States. As a result, revenues increased by 26.0% to Euro 12.8 million in the second quarter of 2003, up from Euro 10.2 million in the second quarter of 2002.

In Germany, the Company secured agreements with AMB Generali, Deutsche Angestellten Krankenkasse (DAK), the IT financial service provider FinanzIT, the telecommunications specialist T-Systems, as well as Commerzbank. In addition, the publisher Cornelsen Verlagskontor and the IT section of the German Bundeswehr (armed forces) purchased product licenses or license upgrades. In the rest of Europe, the Company succeeded in attracting Spanish financial services provider Bancaja as a new customer, while Unicredit Servizi of Italy decided to upgrade its licenses. In the US, existing customers such as First Citizens Bank, the Alabama Department of Transportation, and Arrow Electronics extended their business relations with Beta Systems.

Revenues from licenses increased by 58.8% to Euro 5.8 million in the second quarter of fiscal 2003, up from Euro 3.6 million in the second quarter of fiscal 2002. This growth is mainly attributable to higher sales in the area of new licenses (29.5% of total revenue). Revenues from new licenses amounted to Euro 3.8 million in the second quarter of 2003, in contrast to Euro 1.8 million in the second quarter of 2002. This corresponds to an increase of 104.4%. At the same time, revenues from license upgrades (15.8% of total revenue) grew to Euro 2.0 million in the second quarter of 2003, up from a figure of Euro 1.8 million registered in the second quarter of 2002. At Euro 5.7 million, maintenance revenues for Q2 2003 remained virtually unchanged year on year. Revenues generated by Services (10.0% of total revenue) increased by 70.4%, up from Euro 0.8 million in the second quarter of 2002 to Euro 1.3 million in 2003.

Performance of Business Units

All business units generate revenues from product licenses, maintenance contracts, and services. The Company's Data Center Management and Document Management business units mainly operate within the German and European markets, while the Storage Management business unit has its main focus on North America.

In the second quarter of 2003, revenues generated by the business units Document Management, Storage Management, and Data Center Management amounted to 32.4%, 9.3%, and 58.3% of revenues respectively, in contrast to 39.0%, 14.5%, and 46.5% respectively in the same period last year. Compared with the second quarter of 2002, revenues generated by the Data Center Management business unit increased by 57.9%, particularly as a result of additional license, maintenance, and service revenues achieved with the SAM product line. Revenues in the area of Document/Output Management rose slightly by 4.8% year on year, thus falling short of expectations; this sales performance was mainly due to the fact that several key account projects had to be postponed by customers. Revenues generated by the restructured Storage Management segment fell from Euro 1.5 million to Euro 1.2 million. The decline was attributable almost entirely to the stronger euro-dollar exchange rate, which had a detrimental effect on transactions mainly conducted in the dollar region. Without these currency effects the revenue of this business unit would have remained stable at the previous year's level.

Operating income for the Data Center Management business unit increased from Euro 0.4 million in the second quarter of 2002 to Euro 0.6 million in the period under review. The Document Management business unit recorded an operating loss of Euro 0.1 million in the second quarter of 2003, as opposed to operating income of Euro 0.2 million in the same period a year ago. The turnaround plan for Storage Management was implemented and completed at the end of 2002. Supported by these measures, this unit's segment result was close to break-even in the second quarter of 2003. In the second quarter of 2002, Storage Management had posted an operating loss Euro 2.4 million.

Gross Profit

Gross profit increased by 18.1% to Euro 9.0 million in the second quarter of 2003, compared with Euro 7.6 million in the second quarter of 2002, mainly as a result of higher license revenues.

Gross margin declined to 70.5% in the second quarter of 2003, down from 75.3% in the same period a year ago. This was attributable chiefly to an increase in the cost of sales for licenses and maintenance. Within this context, expenses for royalties payable to third-party suppliers of licensed technology, associated in particular with SAM-related sales, proved to be the main cost driver; these cost components were not included to the same extent in the Company's financial results for the same period a year ago.

In addition, gross profit was adversely affected by the negative contribution of Services, following the operational takeover of Systor Security Solutions. This, in turn, was the direct result of insolvency proceedings, which proved detrimental to overall capacity utilization of service staff within the area of SAM project business. A number of projects for which contracts were signed are expected to start up in the second half of 2003.



Costs and Expenses Development

Benefiting from lower selling expenses as well as reduced general and administrative expenses, total operating expenses fell by 9.7% to Euro 8.6 million in the second quarter of 2003, compared to Euro 9.5 million in the second quarter of 2002.

Selling expenses decreased by 14.3% year on year, while general and administrative expenses fell by 13.4%, particularly as a result of restructuring measures implemented within the Storage Management business unit and at Tantia subsidiaries in North America at the end of the previous fiscal year. This was complemented by general cost reductions throughout the Company.

Research and development costs totaled Euro 2.3 million in the second quarter of 2003 (Q2 2002: Euro 2.2 million). This equates to a slight year-on-year increase of 4.4%. The main focus in this area was on developing products for Job, Security, and Output Management to be deployed in Unix and Linux environments. The Company recorded additional research and development costs following the takeover of SAM product development activities in Cologne, Germany.

As a result of the increase in overall revenues and the reduction in costs, operating expenses as a percentage of revenues fell from 93.1% in Q2 2002 to 66.8% in the second quarter of 2003.

Income

Operating income for the second quarter of 2003 amounted to Euro 0.5 million, in contrast to an operating loss of Euro 1.8 million posted in the same quarter a year ago. The Company generated other income amounting to Euro 0.1 million in Q2 2003 (Q2 2002: Euro 0.5 million). This figure includes royalties earned in connection with the sale of product lines, partially offset by foreign exchange transaction losses. Earnings before interest and taxes (EBIT) amounted to Euro 0.5 million in the second quarter of 2003, following a loss of Euro 1.4 million in the second quarter of 2002. Income before taxes increased by Euro 1.7 million to Euro 0.6 million in the second quarter of 2003 (Q2 2002: loss before taxes of Euro 1.1 million).

Tax Expenses and Net Income

Total tax expense in the second quarter of 2003 amounted to Euro 0.4 million. Net income for the same period stood at Euro 0.2 million, i.e. Euro 0.05 per share, in contrast to a net loss of Euro 0.5 million, or Euro 0.12 per share, in the second quarter of 2002. In the second quarter of 2003, the weighted-average number of shares outstanding remained unchanged at 3,914,626.

Financial Position

As of June 30, 2003, the Company had cash and cash equivalents of Euro 18.4 million, as well as shareholders' equity of Euro 27.5 million, compared with cash and cash equivalents of Euro 15.7 million and shareholders' equity of Euro 27.9 million at the end of fiscal 2002. Due to substantial incoming orders,

particularly toward the end of the second quarter, accounts receivable as of June 30, 2003, increased to Euro 21.3 million, compared with Euro 20.4 million as of December 31, 2002, and Euro 16.0 million at the end of the second quarter of 2002.

Personnel Development

As a result of the integration of approximately 80 SSSG employees working in the areas of development, sales, and services at locations in Cologne and Washington D.C., the overall number of staff employed by Beta Systems Software AG rose from 293 at the end of fiscal 2002 to 376 as of June 30, 2003.

Further Operating Events

- Amtsgericht (District Court) Charlottenburg appoints co-founder, major shareholder, and former Management Board member William P. Schmidt as Member to the Supervisory Board
- Supervisory Board extends Management Board contracts of Dr. Oskar von Dungern and Karl-Joachim Veigel

At the request of the Supervisory Board, Management Board, and Workers' Council, the District Court of Charlottenburg, Germany has appointed William P. Schmidt, Berlin, as Member of the Supervisory Board of Beta Systems Software AG. Mr. Schmidt is one of the company's largest shareholders, with a stake of 14.3%. He is also a former Management Board member and a co-founder of Beta Systems. An experienced IT manager, Mr. Schmidt will take the seat that was vacated by the death of Alfred H. Tauchnitz on April 6, 2003. Alongside his mandate at Beta Systems, Mr. Schmidt also holds the position of Vice Chairman of the Supervisory Board of Emprise Management Consulting AG, an IT service company also listed on Germany's Prime Standard. Mr. Schmidt's tenure as Member of the Supervisory Board will cease with the appointment of a new Supervisory Board member at the General Meeting of Shareholders in 2004. Dr. Karl Kauermann has been appointed Vice Chairman of the Supervisory Board of Beta Systems Software AG.

Furthermore, the Supervisory Board announced that the contracts of Dr. Oskar von Dungern (Management Board member responsible for Research and Development) and Karl-Joachim Veigel (CEO), which were set to expire at the end of 2003, have been extended by a further three years. Within this context, the prime objective is to safeguard continuity in terms of governance and to ensure that the successful program of restructuring and realigning the company continues as planned.

_betasystems

Resolutions passed at Annual Meeting of Shareholders 2003

On May 19, 2003, Beta Systems Software AG held its 12th annual shareholders' meeting in Berlin. After the presentation of the financial statements and reports for fiscal 2002 and the general discussion with shareholders and shareholder representatives, the following resolutions were passed:

- The actions of the Management Board and the Supervisory Board in fiscal 2002 were ratified by the meeting of shareholders.
- The proposals in connection with the Company's Stock Option Plan 2003, the planned increase in capital for acquisition purposes, and variable remuneration of Supervisory Board members failed to meet the required majority of 75% of the capital stock represented at the meeting and were therefore rejected.
- The proposed amendments to the Bylaws in accordance with new legislation and Corporate Governance Principles were adopted accordingly.
- KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft was appointed as auditor for the fiscal year 2003.

Conference Call

The results for the second quarter 2003 will be commented on by Management during a telephone conference on August 7, 2003. For UK participants, the conference will take place at **14.00 CET** at **telephone number +44 (0) 207 984 7582 (access code: "betasystems")**. A tape recording of the telephone conference will be available for twenty-four hours on telephone number +44 (0) 207 784 1024 (access code: 689492). Mr. Arne Baßler, Director Investor Relations, is available on telephone number +49 (0)30 726 118 170 to answer any questions from the analyst community.

Berlin, August 7, 2003

The Management Board

Disclosure of Director's Holdings of Beta Systems Software AG (unaudited)

At June 30, 2003	**Number of shares**	**Number of options**
Management Board		
Karl-Joachim Veigel	58,470	29,600
Ralf Männlein	4,100	24,600
Dr. Oskar von Dungern	2,020	24,600
Supervisory Board		
Harald J. Joos	1,000	5,000
Alfred H. Tauchnitz (to 6.4.2003)	589,250	5,000
William P. Schmidt (from 7.7.2003)	534,034	
Dr. Karl Kauermann	-	5,000
Bernhard Auer	-	5,000
Stefan Hillenbach	1,644	5,616
Martina Dymala	170	5,820
Beta Systems Software AG		
Repurchased shares	60,305	-

Beta Systems Software AG, Berlin, Germany

Beta Systems Software AG (Deutsche Boerse - Prime Standard: BSS) is a leading provider of intelligent, high-performance solutions for the administration of bulk data. Beta Systems supplies software which enables companies to streamline and simplify their data center, backup, and document management processes. The company specializes in the automation and optimization of its customers' high volume data processing systems, focusing on handling, storing, and distributing data and documents in the most cost effective and intelligent way. Beta Systems' customers are typically large organizations in the industrial, finance, telecommunications, energy, service, and public sectors whose previous methods of data management involved cumbersome procedures consuming a great deal of time, money, and other resources. The solutions developed by Beta Systems have an open architecture and create an information infrastructure which considerably reduces the previous complexity of the customer's information management. Beta Systems' products are distributed worldwide by its own subsidiaries as well as partner organizations. The company has been publicly traded since 1997 and has 376 employees worldwide (as of June 2003). For further information, please visit the company website at www.betasystems.com.

Contacts:

Investor Relations
Arne Bassler
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -170
Fax: +49 (0)30 726 118 -881
e-mail: arne.bassler@betasystems.com

Public Relations
Stefanie Katrin Fehse
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -674
Fax: +49 (0)30 726 118 -852
e-mail: stefanie.fehse@betasystems.com

Except for the historical information herein, the matters discussed in the news release include forward-looking statements within the meaning of the 'safe harbor' provisions of the US Private Securities Litigation Reform Act of 1995, that may involve a number of risks and uncertainties. Actual results may vary significantly based on a number of factors, including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product demand, the impact of competitive products and pricing, changing economic conditions both here and abroad, timely development and release of new products by strategic suppliers and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission, as well as the effect of the Company's accounting policies.

_betasystems

Beta Systems Software AG and Subsidiaries
Consolidated Statements of Operations
(In US GAAP, Euro in thousands, except share data)

	Three months to June 30,		Six months to June 30,	
	2002	2003	2002	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:				
Product licenses	3,645	**5,789**	8,558	**9,032**
Maintenance	5,754	**5,720**	11,284	**10,938**
Service	754	**1,285**	1,395	**2,159**
Total revenues	10,153	**12,794**	21,237	**22,129**
Cost of revenues:				
Product licenses	360	**628**	738	**1,150**
Maintenance	1,485	**1,746**	2,778	**3,085**
Service	667	**1,396**	1,205	**2,471**
Total cost of revenues	2,512	**3,770**	4,721	**6,706**
Gross profit	7,641	**9,024**	16,516	**15,423**
Operating expenses:				
Selling	4,597	**3,941**	8,695	**7,394**
General and administrative	2,636	**2,282**	5,044	**4,497**
Research and development	2,221	**2,318**	4,334	**4,575**
Amortization of intangible assets	0	**10**	0	**17**
Severance payments	0	**21**	0	**21**
Total operating expenses	9,454	**8,572**	18,073	**16,504**
Operating income (loss)	(1,813)	**452**	(1,557)	**(1,081)**
Other income, net	459	**70**	817	**250**
Interest income	216	**42**	322	**218**
Income (loss) before income taxes and minority interest	(1,138)	**564**	(418)	**(613)**
Income tax expense (benefit)	(663)	**352**	(243)	**(276)**
Minority interest in earnings of subsidiaries	(3)	**0**	(13)	**0**
Net income (loss)	(472)	**212**	(162)	**(337)**
Weighted average number of shares used to compute net income (loss) per ordinary share				
Basic	3,914,626	**3,914,626**	3,914,626	**3,914,626**
Diluted	3,914,626	**3,973,346**	3,914,626	**3,914,626**
Net income (loss) per ordinary share				
Basic and diluted	(0.12)	**0.05**	(0.04)	**(0.09)**
Number of employees	340	**376**	340	**376**

Beta Systems Software AG and Subsidiaries
Condensed Consolidated Balance Sheets
(In US GAAP, Euro in thousands)

	At December 31, 2002 (audited)	At June 30, 2003 (unaudited)
Current assets:		
Cash and cash equivalents	15,740	**18,399**
Short-term bank deposits	2,500	**0**
Marketable securities available for sale, at fair value	842	**912**
Accounts receivable, net	20,384	**21,308**
Other current assets	2,503	**3,404**
Total current assets	41,969	**44,023**
Property and equipment, net	3,252	**2,825**
Capitalized software development costs, net	2,888	**4,351**
Goodwill and other intangible assets, net	0	**1,148**
Other assets	6,570	**6,941**
Total assets	54,679	**59,288**
Current liabilities:		
Current installments of obligations under capital leases	384	**392**
Accounts payable	1,052	**1,247**
Deferred revenue	11,766	**18,021**
Other current liabilities	8,780	**7,474**
Total current liabilities	21,982	**27,134**
Long-term debt and capital lease obligations, excluding current installments	430	**237**
Other liabilities	4,391	**4,411**
Total liabilities	26,803	**31,782**
Minority interest	0	**0**
Shareholders' equity	27,876	**27,506**
Total liabilities and shareholders' equity	54,679	**59,288**



Beta Systems Software AG and Subsidiaries
Condensed Consolidated Statements of Cash Flow
(In US GAAP, Euro in thousands)

	Six months ended June 30, 2002 (unaudited)	Six months ended June 30, 2003 (unaudited)
Operating activities		
Net loss	(162)	(337)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	1,266	1,258
Change in working capital and other adjustments	9,531	2,919
Net cash provided by operating activities	10,635	3,840
Investing activities		
Purchases of property and equipment, net of disposals	(581)	(317)
Capitalization of software development costs	(611)	(489)
Proceeds from sales of property and equipment	657	12
Repayment of short-term investment	0	2,500
Cash paid for purchase of marketable securities and acquisitions, net	(2,498)	(2,420)
Net cash used in investing activities	(3,033)	(714)
Financing activities		
Net change in short-term borrowings and long-term debt	7	5
Payment of long-term debt and capital leases	(185)	(190)
Net cash used in financing activities	(178)	(185)
Effect of exchange rate changes on cash	(147)	(282)
Increase in cash and cash equivalents	7,424	2,941
Cash and cash equivalents at beginning of period	13,658	15,740
Cash and cash equivalents at end of period	20,935	18,399
Supplementary cash flow disclosures:		
Non-cash investing activities		
Acquisition of equipment through capital lease obligation	1,119	0

Beta Systems Software AG and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)
(In US GAAP, Euro in thousands, except share data)
Six months ended June 30, 2003 (unaudited)

	Ordinary shares		Capital	Unearned	Accumulated	Accumu-	Compre-	Treasury Stock		Total
	Number of shares issued	Nominal amount	in excess of par value	deferred compensation	other com-prehensive income	lated deficit	hensive income (loss)	Number of shares	Amount, at cost	Shareholders' equity
ember 31, 2001	3,974,931	10,162	38,716	(871)	2,360	(21,445)		(60,305)	(419)	28,503
rdinary shares	-	-	(89)	-	-	-		-	-	(89)
	-	-	-	-	-	316	316	-	-	316
ive loss, net of tax effect										
d loss on investment securities	-	-	-	-	-	-	(201)	-	-	-
translation adjustments					-		(927)			-
ive loss	-	-	-	-	(1,128)	-	(1,128)	-	-	(1,128)
uding comprehensive loss	-	-	-	-	-	-	(812)	-	-	-
n related to stock options vesting	-	-	-	274	-	-		-	-	274
ember 31, 2002	3,974,931	10,162	38,627	(597)	1,232	(21,129)		(60,305)	(419)	27,876
rdinary shares	-	-	-	-	-	-		-	-	-
	-	-	-	-	-	(337)	(337)	-	-	(337)
ve loss, net of tax effect										
d gain on investment securities	-	-	-	-	-	-	69	-	-	-
translation adjustments					-	-	(187)	-	-	-
ve loss	-	-	-	-	(118)	-	(118)	-	-	(118)
uding comprehensive loss	-	-	-	-	-	-	(455)	-	-	-
n related to stock options vesting	-	-	-	85	-	-	-	-	-	85
30, 2003	3,974,931	10,162	38,627	(512)	1,114	(21,466)		(60,305)	(419)	27,506

See accompanying Notes to the Consolidated Financial Statements



Beta Systems Software AG and Subsidiaries
Notes to the Consolidated Financial Statements
(Euro in thousands, except share data)

1. Summary of Significant Accounting Policies

Description of Business — Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe, North America and Australia.

Basis of Presentation — The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the fiscal year 2003. For further information, refer to the Company's financial statements and footnotes thereto for the fiscal year ended December 31, 2002.

Principles of Consolidation — All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

Foreign Currencies — The balance sheets of foreign subsidiaries have been translated to EURO on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period. Cumulative translation adjustments are reported as a separate component of accumulated other comprehensive income.

Revenue Recognition — Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value. Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed. In addition to the existing standard software product range the Company also offers to meet the demand for individually customized software solutions. Revenues from these construction contracts are recognized according to the efforts-expended-method, a percentage-of-completion method requiring the following criteria be satisfied for revenue recognition: rights and responsibilities must be clearly defined in the contract, pre-project calculation of costs and revenues must be possible, the final profitability of the project must be able to be determined reliably and objectively, i.e. further projected costs and revenues must equally be able to be estimated accurately, risks may not hinder the ability to deliver the contract (e.g. credit risks, legal considerations), and payment by the customer must be probable.

Research and Development and Capitalized Software Development Costs — Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers.

Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date, unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

Advertising Costs — Advertising costs are charged to expense as incurred.

Cash and Cash Equivalents — Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.

Beta Systems Software AG and Subsidiaries
Notes to the Consolidated Financial Statements
(Euro in thousands, except share data)

Property and Equipment — Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line method over the assets' useful lives as follows: building improvements — 5 to 10 years; computer equipment — 3 to 5 years; facilities and office equipment — 3 to 10 years.

Goodwill and Other Intangible Assets — Intangible assets including goodwill are valued at acquisition cost. At each reporting date the Company assesses the recoverability in accordance with FAS 142.

Other Non-Current Assets — Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value. In addition, other assets include long-term receivables from unbilled invoices.

Marketable Equity Securities— In accordance with SFAS No. 115 the Company has classified these securities as "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

Fair Value of Financial Instruments— Financial instruments of the Company consist primarily of cash and cash equivalents, marketable securities, accounts receivable, accounts payable, accrued liabilities and long-term debt. The fair value of long-term debt does not vary materially from its carrying value. The carrying value of other financial instruments approximates their fair value because of the short maturity of such instruments.

Stock Option Plan — The Company accounts for its stock incentive plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Net Income (Loss) Per Share — Basic net income (loss) per ordinary share has been calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities.

	Three months ended June 30,		Six months ended June 30,	
	2002	2003	2002	2003
Net Income (Loss)	(472)	**212**	(162)	**(337)**
Weighted Average Number of Shares				
– Basic	3,914,626	**3,914,626**	3,914,626	**3,914,626**
– Diluted	3,914,626	**3,973,346**	3,914,626	**3,914,626**
Net Income(Loss) Per Share				
– Basic	(0.12)	**0.05**	(0.04)	**(0.09)**
– Diluted	(0.12)	**0.05**	(0.04)	**(0.09)**

Use of Estimates — The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications — Certain reclassifications were made to the consolidated financial statements for 2002 to conform to the 2003 presentation.

(Euro in thousands, except share data)

2. Segment Information

All segments derive revenues from sales of product licenses as well as maintenance and consulting services. The accounting policies of the operating segments are the same as those described in Summary of Significant Accounting Policies. Segment amounts disclosed are prior to any elimination entries made in consolidation. Additionally, entities in Germany and Canada engage in research and development activities.

Three months ended June 30, 2002	**Storage Management**	**Data Center Management**	**Document Management**	**Total**
Revenues from Customers	1,475	4,723	3,955	10,153
Intersegment Revenues	317	1,058	874	2,249
	1,792	5,781	4,829	12,402
Operating Income (Loss)	(2,406)	417	176	(1,813)

Three months ended June 30, 2003	**Storage Management**	**Data Center Management**	**Document Management**	**Total**
Revenues from Customers	**1,191**	**7,457**	**4,146**	**12,794**
Intersegment Revenues	**289**	**1,810**	**1,005**	**3,104**
	1,480	**9,267**	**5,151**	**15,898**
Operating Income (Loss)	**(51)**	**634**	**(100)**	**483**

Six months ended June 30, 2002	**Storage Management**	**Data Center Management**	**Document Management**	**Total**
Revenues from Customers	2,683	10,375	8,179	21,237
Intersegment Revenues	528	2,044	1,611	4,183
	3,211	12,419	9,790	25,420
Operating Income (Loss)	(4,277)	1,752	968	(1,557)

Six months ended June 30, 2003	**Storage Management**	**Data Center Management**	**Document Management**	**Total**
Revenues from Customers	**2,020**	**13,290**	**6,819**	**22,129**
Intersegment Revenues	**488**	**3,203**	**1,644**	**5,335**
	2,508	**16,493**	**8,463**	**27,464**
Operating Income (Loss)	**(173)**	**194**	**(1,064)**	**(1,043)**

Beta Systems Software AG and Subsidiaries
Notes to the Consolidated Financial Statements
(Euro in thousands, except share data)

A reconciliation of the income (loss) before taxes assets of the reportable segments to the Company's consolidated totals is as follows:

	Three months ended June 30,		Six months ended June 30,	
	2002	2003	2002	2003
Income (Loss) before Income Taxes				
Total Operating Income (Loss) for Reportable Segments	(1,813)	**483**	(1,557)	**(1,043)**
Amortization of Intangible Assets	0	**(10)**	0	(17)
Severance Payments	0	**(21)**	0	(21)
Other Income, net	459	**70**	817	**250**
Interest Income	216	**42**	322	**218**
Income (Loss) before Income Taxes and Minority Interest, as reported	(1,138)	**564**	(418)	**(613)**

An analysis of revenues and net operating income (loss) for the regions Germany, Europe, and America for the periods ended 30 June, 2003 is as follows:

Three months ended June 30, 2003	**Germany**	**Europe**	**America**	**Total**
Group Revenues, as reported	5,825	4,363	2,606	12,794
Operating Income (Loss)	(75)	290	268	483

Six months ended June 30, 2003	**Germany**	**Europe**	**America**	**Total**
Group Revenues, as reported	10,010	7,979	4,140	22,129
Operating Income (Loss)	(1,926)	480	403	(1,043)

3. Comprehensive Income (Loss)

Comprehensive income (loss) consists of the following:

	Three months ended June 30,		Six months ended June 30,	
	2002	2003	2002	2003
Net Income (Loss)	(472)	**212**	(162)	**(337)**
Other Comprehensive Income (Loss)				
Foreign Currency Translation Adjustments	(373)	**(60)**	(292)	**(187)**
Unrealized Gain (Loss) on Investment Securities	(385)	**210**	(385)	**69**
Comprehensive Income (Loss)	(1,230)	**362**	(839)	**(455)**



(Euro in thousands, except share data)

4. Acquisitions

On February 10, 2003, the Company assumed legal control over the operative business of SYSTOR Security Solutions GmbH, Cologne (Germany) in the form of an "Asset Deal". The acquisition agreement provides for the transfer of all product rights of the Security Administration Manager (SAM) product line to the Company, the acquisition of the current customer base and all rights and obligations emanating from the existing customer and service contracts, and the commitment to continue in employment approximately 80 employees currently employed in development, sales, and services at SYSTOR's present locations in Cologne and Washington D.C.

SAM is an integrative and integrated software for quick and comprehensive control of enterprise-wide security management.

SAM is used by many large-scale enterprises in Germany, Europe, and North America for central and cross-system administration of user rights, and is therefore extremely well suited to enhance and add value to the Company's security suite of products.

The purchase became effective on February 01, 2003. The allocation of the purchase price is, due to ongoing negotiations, provisional. Currently the purchase price of EUR 2,215 for the acquired enterprise comprises the following:

Acquisition Costs: **Operative business of Systor Security Solutions GmbH**	**2003**
Software Development Costs: SAM	1,369
Fixed Assets	112
Accrued Liabilities	(226)
Goodwill	960
Cash Paid for Business Acquisition	2,215

The purchase price has already been paid in full.

Results of operations of the acquired business for the five months ended June 30, 2003 are included in the Company's financial results here reported. The following supplemental information discloses the pro forma results for the periods ended June 30, 2003:

	Three months ended June 30,		**Six months ended June 30,**	
	2002	**2003**	**2002**	**2003**
Group Revenues	12,794	**10,793**	22,129	**18,414**
Net Income (Loss)	212	**178**	(337)	**(592)**
Net Income (Loss) per Share	0.05	**0.05**	(0.09)	**(0.15)**

No material, nonrecurring items are included in the reported pro forma results of operations.

5. Subsequent Events

Upon request of the Supervisory Board, Management Board and Works Council, co-founder, major shareholder and former Management Board Member William P. Schmidt was appointed Member of the Supervisory Board of the Company effective from 7 July 2003.